UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 29, 2014
KINDER MORGAN, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-35081 (Commission File Number)	80-0682103 (I.R.S. Employer Identification No.)

1001 Louisiana Street, Suite 1000
Houston, Texas 77002
(Address of principal executive offices, including zip code)

713-369-9000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01  Other Events.

As previously reported in Kinder Morgan, Inc.’s Current Report on Form 8-K filed on August 12, 2014, Kinder Morgan, Inc. (KMI) has entered into a separate Agreement and Plan of Merger with each of Kinder Morgan Energy Partners, L.P. (KMP), Kinder Morgan Management, LLC (KMR) and El Paso Pipeline Partners, L.P. (EPB), pursuant to which KMI will acquire directly or indirectly all of the outstanding common units of KMP and EPB and all of the outstanding shares of KMR that KMI and its subsidiaries do not already own. The mergers and the other transactions contemplated by each of these merger agreements are collectively referred to as the “Transactions.” The consummation of each merger is contingent on the consummation of the other two mergers. KMI included each of KMP, KMR and EPB in its historical consolidated financial statements and will continue to include such entities in its consolidated financial statements after the completion of the Transactions. As described in Item 9.01(b) below, this Form 8-K includes, in Exhibit 99.1, KMI’s pro forma financial information to give effect to the impacts related to the above Transactions, which Exhibit 99.1 is incorporated into this Item 8.01 by reference.

Item 9.01  Financial Statements and Exhibits.

(b) Pro Forma Financial Information.

The Unaudited Pro Forma Condensed Combined Balance Sheet of Kinder Morgan, Inc. as of September 30, 2014 and the Unaudited Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 2014 and the year ended December 31, 2013 and Notes thereto are attached hereto as Exhibit 99.1 and incorporated herein by reference.

(d) Exhibits.

99.1
Unaudited Pro Forma Condensed Combined Balance Sheet of Kinder Morgan, Inc. as of September 30, 2014 and the Unaudited Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 2014 and the year ended December 31, 2013 and Notes thereto.

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINDER MORGAN, INC.

Dated: October 29, 2014	By:	/s/ Kimberly A. Dang
Kimberly A. Dang Vice President

3